EXHIBIT 99.7

MNG Enterprises, Inc.
5990 Washington Street
Denver, CO 80216

August 19, 2025

PRIVATE AND CONFIDENTIAL
VIA EMAIL

Board of Directors
DallasNews Corporation
c/o the Secretary
P. O. Box 224866
Dallas, TX 75222-4866

Dear Members of the Board of Directors,

On behalf of MNG Enterprises, Inc. and its affiliates (“MNG,” “we,” “us,” and “our”), we are submitting an additional improved proposal to acquire all of the issued and outstanding shares of Common Stock of DallasNews Corporation (“DallasNews”) that we do not already own for $18.50 per share in cash.

Our proposal now offers DallasNews shareholders $3.50 more than Hearst’s $15.00 offer, an approximately 23.3% premium.

We have elected to increase our price again in recognition of the fact that the transaction you are planning with Hearst woefully undervalues DallasNews. We urge you to fulfill your fiduciary obligations to the shareholders of DallasNews and immediately open a constructive dialogue with us.

Each of our proposals has been substantially superior to Hearst’s and has offered to address Mr. Decherd’s concerns, which we firmly believe are unwarranted. You now have before you a proposal that delivers an additional $3.50 per share over Hearst’s $15.00 per share offer—an approximately 23.3% premium—and indisputable evidence that DallasNews’s value far exceeds the price you negotiated with Hearst. Yet, your response is to simply restate the unfounded conclusion that our proposal is incapable of closing, while refusing to engage in even a single substantive discussion with us about our offer.

MNG is the superior operator and would ensure that The Dallas Morning News continues to provide residents of North Texas the quality, independent journalism they rely on – including robust digital coverage and the beloved print edition. Our track record for sustaining quality journalism is precisely why, in a recent MNG transaction, Sonoma Media Investments selected us over Hearst for the sale of six newspapers in Northern California.

We are prepared to execute definitive agreements on substantially the same terms as Hearst’s. We have a long and established record of successfully negotiating and closing transactions quickly, including going private transactions such as The Tribune Company. Our public-information diligence is complete, and we require only a short confirmatory diligence period to validate that work.

At this point, the only thing standing between DallasNews’s shareholders and a meaningfully higher return is your continued refusal to engage. You are obligated to exercise your fiduciary duties for all shareholders, not to shield an inferior buyer favored by just a single shareholder. We reserve all rights to pursue any available avenue to hold you accountable for failing to act in the best interests of almost 90% of DallasNews shareholders.

As is customary, our proposal remains a non-binding expression of interest only and does not constitute an offer capable of acceptance. We reserve the right to withdraw or modify this proposal at any time. This proposal (i) does not constitute a legally binding obligation, and, other than any confidentiality agreement that we may enter into in connection with further discussions of our proposal, there will be no legally binding agreement between us and DallasNews regarding this proposal or the potential transaction contemplated by this proposal, unless and until we enter into definitive documentation, (ii) is not intended to provide a basis for detrimental reliance or create any liability, whether arising in tort or at law, and (iii) is subject in all respects to the completion of our due diligence to our satisfaction in our sole discretion and the negotiation and execution of definitive documentation.  Our proposal is not, and is not intended to be, a solicitation of a proxy or vote with respect to any securities of DallasNews or any other securities, or an offer to purchase or a solicitation of an offer to sell any securities of DallasNews or any other securities.

Sincerely,

MNG ENTERPRISES, INC.

By: _______/s/ R. Joseph Fuchs_____________
Name: R. Joseph Fuchs
Title: Chairman of the Board of Directors

By: _______/s/ Guy Gilmore_______________
Name: Guy Gilmore
Title: Chief Operating Officer